Mail Stop 0407

      February 15, 2005


James W. Cuminale
Executive Vice President-
  Corporate Development, General
  Counsel and Secretary
PanAmSat Holding Corporation
20 Westport Road
Wilton, Connecticut  06897

	RE:  	PanAmSat Holding Corporation
      Registration Statement on Form S-1/A
      Filed February 7, 2005
      File No. 333-121463

      Registration Statement on Form S-4
      Filed December 17, 2004
      File No. 333-121423

Dear Mr. Cuminale:

      We have reviewed your Form S-1 and have the following comments.
Note that we also are reviewing your Form S-4 only to the extent that our comments on your Form S-1 apply to the disclosure in your Form S-
4. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      As we have conducted only a limited review of your Form S-4, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1/A filed February 7, 2005

Prospectus Summary, page 1
1. We note your revisions in response to our prior comment one. Please also state plainly in the first sentence of the first paragraph on page five that prior to the recapitalization PanAmSat was a publicly-held company whose common stock traded on NASDAQ and that, as a result of the recapitalization, PanAmSat became a private company.
2. Please also add to your paragraph on page five other benefits received by the parties to the recapitalization, such as the $50 million transaction fee the sponsors received in connection with the recapitalization and the $6.5 million transaction bonus pool paid to executives and employees.
3. We note your response to our prior comment two. In addition to the changes already made, you should provide an aggregate dollar amount of all the benefits received (and to be received) by the Sponsors and management as a result of the August 2004 Recapitalization, October 2004 Contribution and the offering.
4. We note your response to our prior comment three. If the Sponsors, management and one director incurred substantial debt in connection with their purchases of company stock from DirectTV, and if they intend on using the dividend to reduce or extinguish this debt, please address. We note the requirements of Item 404 of Regulation S-K.

Dividend Policy and Restrictions, page 30

	General
5. We may have additional comments when you complete the information on page 33.

      Pro Forma Cash Available to Pay Dividends, page 34
6. Revise the table on page 34 to subtract the payments of $9.5 million to cash out the restricted stock units and stock options and
$5.0 million for bonuses paid to certain executives as described in note 12. Since these types of costs may occur in future periods, they should not be deducted from Adjusted EBITDA to arrive at the amount of cash available to pay dividends.


	Assumptions and Considerations, page 37
7. In response to our prior comment 70 from our January 21, 2005 letter, you emphasized that, "to achieve [your business strategy] goals, [you] plan to increase the use of [y]our existing satellite fleet, improve connectivity to [y]our terrestrial network and continue to provide a 24/7 customer support organization." With this limited growth strategy in mind, please indicate your bases for the reasonableness of the expectation you give, in response to our prior comment number 18 from our February 4, 2005 letter, that you will have such a significant increase in cash flow from operations to offset the reduced cash and cash equivalents stemming from the recapitalization.

Management`s Discussion and Analysis, page 59

	Stock Compensation, page 109
8. Please tell us what you mean by "general market conditions" in determining the fair value of the common stock on September 16,
2004
and October 19, 2004.

Business, page 123

	General
9. We note your response to our prior comment 23. Please confirm whether you have backup capacity for any satellite that generated a material percentage of your revenues for fiscal 2004.

Management, page 144

	Summary Compensation Table, page 148
10. Please revise to ensure the notes are associated with the appropriate award or explain to us how the $224,900 restricted stock awards to Messrs. Eaton and Inglese relate to the $1.5 million transaction bonus.

Underwriting, page 175
11. We note your response to our prior comment 88 from our January 21, 2005 letter. Please tell us whether Merrill Lynch`s procedures are the same as those that were previously cleared with us.
12. Regarding your response to our prior comment 26 from our February
4, 2005 letter, to address that procedures for online distributions previously cleared with us may have changed since clearance, please revise your communication from the underwriters` representatives to the syndicate by adding "and those procedures have not changed" to the end of the second clause.

Financial Statements

      Balance Sheet, page F-62
13. We understand that you will address prior comment 32 when you include the balance sheet as of December 31, 2004.

      Note 2. PanAmSat Merger, Subsequent Sale and Related
Transactions, page F-65
14. With regard to prior comment 93 dated January 21, 2005 we are confirming that you do not need to identify as predecessors the financial statements for periods prior to the date of the merger.

Form S-4 filed December 17, 2004
15. To the extent applicable, revise to comply with the comments above.

*	*	*	*

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	You may contact Alonso Rodriguez, Staff Accountant, at (202) 824-5497, or Terry French, Accountant Branch Chief, at (202) 942-
1998, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 942-1916, or me, at (202) 942-1990, with any other
questions.


					Sincerely,



					Larry Spirgel
					Assistant Director


cc:	via facsimile (212) 455-2502
      Joseph Kaufman, Esq.
	Simpson, Thatcher & Bartlett LLP


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Mr. Cuminale
PanAmSat Holding Corporation
February 15, 2005
Page 5